Exhibit 99.1

KNOT Offshore Partners LP Announces Entry into an Agreement to Acquire the Ingrid Knutsen and extension of Carmen Knutsen time charter

ABERDEEN, Scotland—(BUSINESS WIRE) - KNOT Offshore Partners LP (the “Partnership”) (NYSE:KNOP) announced the following today:

Agreement to Acquire the Ingrid Knutsen

The Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, has entered into a share purchase agreement to acquire Knutsen NYK Shuttle Tankers 16 AS, the company that owns the shuttle tanker, Ingrid Knutsen, from Knutsen NYK Offshore Tankers AS (the “Acquisition”). The Partnership expects the Acquisition to close within approximately 30 days, subject to customary closing conditions.

The purchase price of the Acquisition is $115.0 million, net of $104.5 million of outstanding indebtedness related to the Ingrid Knutsen. On the closing of the Acquisition, the Partnership will repay $27.0 million, of this indebtedness, leaving an aggregate of $77.5 million of secured debt related to the vessel, composed of two tranches.

Tranche one is a commercial bank loan of $22.4 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%. Tranche two is an export credit loan of $55.1 million, repayable in semi-annual installments with a final balloon payment due at maturity in November 2025. Tranche two bears interest at an annual rate of 3.85%, composed of a 2.5% bank facility margin plus a commission of 1.35% to the export credit guarantor.

The Ingrid Knutsen was delivered in December 2013 and is operating in the North Sea under a ten-year time charter with Standard Marine Tønsberg AS (a Norwegian subsidiary of ExxonMobil), which will expire in the first quarter of 2024. The charterer has options to extend the charter for one three-year period and one two-year period.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) have approved the purchase price of the Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Acquisition.

The Partnership estimates that the Acquisition will generate approximately $3.9 million of net income and approximately $11.5 million of EBITDA1 in 2016. However, the Partnership may not realize this level of estimated net income or EBITDA from the Acquisition in 2016.

The Partnership’s management believes the Acquisition will be accretive and is currently evaluating whether to recommend an increase in the Partnership’s quarterly cash distribution to the Board as a result of the Acquisition. Any such increase would be conditioned upon, among other things, the closing of the Acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

The Board is pleased that the Partnership has entered into this share purchase agreement in connection with its sixth acquisition since the Partnership’s initial public offering in April 2013.

Extension of the Carmen Knutsen time charter

In September 2015, the Partnership entered into amended time charter with Repsol Sinopec Brasil B.V. (“Repsol”) for the Carmen Knutsen, extending the duration of the time charter for five years, while maintaining Repsol’s three one-year extension options. The amended time charter is effective until February 2023, during which period the average charter rate will be reduced by 6.2%.

[1]	EBITDA, which represents earnings before interest, taxes and depreciation, is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Exhibit I for guidance on the underlying assumptions used to derive estimated EBITDA and a reconciliation of EBITDA to net income the most directly comparable GAAP financial measure.

John Costain, Chief Executive Officer and Chief Financial Officer of the Partnership commented, “The acquisition of Ingrid Knutsen, together with the extension of the Carmen Knutsen time charter, are very positive developments for the Partnership, increasing the average fixed employment of the fleet from 5 years to 5.8 years and growing the Partnership’s fleet to ten vessels.”

“The benign US Dollar interest rate environment while adversely affecting the Carmen Knutsen’s extension rate continues to limit the Partnership’s financial expenses. Offsetting the time charter rate reduction are significant operating cost savings arising on our time-chartered fleet, because of the strong US Dollar exchange rate against the Norwegian Kroner”.

“We have now grown the IPO fleet of four vessels by six additional vessels on long-term charters with major oil companies. The growth of the Partnership’s fleet to ten vessels has occurred in less than ten quarters and has led to a growth in the common unitholders’ distribution of 36%.

“The Partnership still has the option to acquire the Raquel Knutsen from Knutsen NYK Offshore (“KNOT”)” and will have the option to acquire four additional shuttle tankers from KNOT currently under construction following acceptance by the respective charterer of each such vessel.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to consummate the Acquisition on a timely basis or at all, and to integrate and realize the expected benefits from the Acquisition;

•	the estimated net income and EBITDA relating to the Ingrid Knutsen for the year ending December 31, 2016;

•	the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•	the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;

•	the Partnership’s future revenues, expenses, financial condition and results of operations;

•	the financial condition of the Partnership’s existing or future customers and their ability to fulfill their charter obligations;

•	the Partnership’s ability to acquire additional vessels from KNOT;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets; and

•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

October 13, 2015

KNOT Offshore Partners LP

John Costain, 44 749 6170 620

Chief Executive Officer and Chief Financial Officer

EXHIBIT I – NON-GAAP FINANCIAL MEASURE

EBITDA

EBITDA refers to earnings before interest, taxes and depreciation. EBITDA is a non-GAAP financial measure used by investors to measure the Partnership’s performance.

The Partnership believes that EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, taxes and depreciation, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

For the entity owning the Ingrid Knutsen that we intend to purchase, estimated net income and estimated EBITDA for the year ending December 31, 2016 are based on the following assumptions:

•	closing of the Acquisition and timely receipt of charter hire specified in the time charter contract;

•	utilization of 362 days per year and no drydocking;

•	vessel operating costs per current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual net income and EBITDA for the entity that owns the Ingrid Knutsen could differ materially from our estimates. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

The table below reconciles estimated EBITDA to estimated net income, the most directly comparable GAAP measure, for Knutsen NYK Shuttle Tankers 16 AS, the entity that owns the Ingrid Knutsen.

(USD in thousands)	Year Ending December 31, 2016 (unaudited)
Net income	$3,858
Interest expense	(3,140)
Depreciation	(4,532)
Income tax expense	—

EBITDA	$11,530